EXHIBIT 4.9

[Unofficial English translation from Hebrew]

KITOV PHARMACEUTICAL HOLDINGS LTD.

Stock Option Plan

(Pursuant to the Amendment to the Income Tax Ordinance Law (No. 132), 5762 – 2002)

This Plan, as updated from time to time, will be titled the 2013 Kitov Pharmaceutical Holdings Ltd. Stock Option Allocation Plan (hereinafter: the "Plan").

1.	Preamble

On October 31, 2013, the Company's Board of Directors, by virtue of its powers pursuant to the Company's Articles of Association, resolved that the Company shall offer its employees, office holders and consultants, at its sole discretion and from time to time, a stock option plan to purchase the Company's ordinary shares of no par value.

The shares allocated under the Plan shall be equal in rights to the Company's existing ordinary shares.

2.	Definitions

For the purposes of the Plan and its related documents, including the Option Grant Deed, the following definitions shall apply:

2.1	"Option" – an option to purchase the Exercise Shares, under the terms stated therein and pursuant to the provisions of this Plan.

2.2	"102 Option" – an Option granted to an Employee (as this term is defined below) subject to the provisions of Section 102 of the Ordinance.

2.3	"3(i) Option" – an Option granted pursuant to the provisions of Section 3(i) of the Ordinance to a non-Employee.

2.4	"Material Event" – any of the following events: (1) the Company becoming a private company whose shares are not trade on the Stock Exchange; (2) structural change of the company, including statutory consolidation and/or consolidation by way of exchange of shares and/or in any other way, a split and/or any arrangement as a result of which the Company is not the surviving entity, or resulting in a change of control in the Company; (3) any arrangement between the Company and its creditors and/or shareholders and/or option holders; (4) sale or transfer in any other way of all or most of the Company's assets (in case of doubt, the Company's Board of Directors shall decide whether or not all or most of the Company's consolidated assets have been sold); (5) the Company's liquidation.

2.5	"Stock Exchange" – the Tel Aviv Stock Exchange Ltd;

2.6	The "Companies Law" – the Companies Law, 5759 – 1999;

2.7	The "Securities Law" – the Securities Law, 5728 – 1968.

2.8	"Related Company" – an "Employing Company" as this term is defined in Section 102(a) of the Ordinance;

2.9	"Controlling Shareholder" – as this term is defined in Section 32(9) of the Ordinance;

2.10	"Board of Directors" – the Board of Directors of Kitov Pharmaceutical Holdings Ltd;

2.11	The "Company" – Kitov Pharmaceutical Holdings Ltd;

2.12	The "Committee" – the Company's Compensation Committee, whose powers shall be as detailed in this Plan below;

2.13	"Consultant" – any person or cooperation engaged by the Company or any of its subsidiaries for the provision of services, including any employee of any such person, to which Option Grant Deeds were allocated under this Plan;

2.14	"Option Deed" - an option certificate granted to the Offeree exercisable into the Exercise Shares, pursuant to the terms stated therein and subject to the provisions of the Plan;

2.15	"Maturity Date" – the date on which the Offeree's right to exercise the Option is formed (end of the vesting period of each Option portion);

2.16	"Grant Date" – the date determined by the Company's Board of Directors as the allocation date, and without any such express decision, the date on which the Company's Board of Directors decided to allocate the options to the benefit of the offeree;

2.17	"Termination of Engagement Date" – the earlier of the date of the termination of the engagement between the Company and the Offeree and/or the date on which an advance notice of the termination of such engagement with the Offeree is given.

2.18	"Exercise Price" – the price per each share under the option;

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2.19	"Option Grant Deed Exercise" – the exercise of the Option Grant Deed into the Exercise Shares, all pursuant to the Option Grant Deed and to the provisions of the Plan;

2.20	"Exercise Shares" – Company ordinary shares of no par value received from the exercise of the Option Grant Deed, in whole or in part;

2.21	"Trustee" – an accountant, attorney or trust firm determined by the Company and approved by the tax authorities as the Plan Trustee pursuant to the provisions of Section 102 of the Ordinance;

2.22	"Offeree" – any employee, service provider or Consultant of the Company or of a Related Company granted Options by virtue of the Plan;

2.23	"Termination of the Engagement for Special Causes" – the termination of the engagement with the Offeree for any of the following causes: (1) conviction of a felony entailing moral turpitude, related to the Offeree's work in the Company, or one with a material effect on the Company and/or related companies; (2) the violation of the duty of care or fiduciary duty towards the Company and/or towards related companies; (3) theft, dishonesty or forgery of any Company document; (4) use for private purposes of any of the Company's assets or any information that is the Company's property; (5) any action performed by the Offeree which may adversely affects the Company's reputation; (6) material breach of the letter of appointment, engagement agreement or employment agreement between the Offeree and the Company; (7) under circumstances justifying the rejection and/or reduction of his right to severance pay pursuant to Sections 16 and 17 of the Severance Pay Law, 5725 – 1963; (8) violation of the non-disclosure obligation of the Offeree and/or violation of the non-compete obligation of the Offeree; (9) any other circumstance defined in the engagement agreement or employment agreement as a "cause."

2.24	"Employee" – a person engaged by the Company or a related company of the Company, including an office holder or director, excluding however a Controlling Shareholder (or any person that would become a Controlling Shareholder following the grant of the Options under the Plan);

2.25	The "Ordinance"- the Income Tax Ordinance (New Version), 5721 – 1961;

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2.26	The "Plan" – this Plan, as updated from time to time, shall be titled the "Option Allocation Plan for Employees, Office Holders and Consultants of Kitov Pharmaceutical Holdings Ltd." or the "Plan";

2.27	"Vesting Period" – the period of formulating the entitlement to exercise the option into a share, at the end of which the Offeree will be entitled to exercise the Option Grant Deeds into the Exercise Shares;

2.28	"Lock-Up Period" – the lock-up period required pursuant to Section 102 of the Ordinance with respect to the taxation plan selected by the Company for the Offerees under Section 102 of the Ordinance;

3.	Purpose of the Plan

The purpose of the Plan is to encourage the Offerees' identification with the Company, through their participation in the Company and in the results of its operations. Granting the Option Grant Deeds, pursuant to the Plan, may provide an incentive to Company Office Holders and Consultants as well as to ensure the continuation of the provision of their services to the Company, thereby leading to the development and growth of the Company's businesses.

4.	The Proposed Plan

4.1	The Company shall grant the Offerees non-tradable and non-transferrable Option Grant Deeds (excluding transfer to heirs in case of death as provided in Section 7.11 below), exercisable into the Exercise Shares. Each option will be exercisable into the Exercise Shares.

4.2	The terms of the Option Grant Deeds shall be as detailed in this Plan.

4.3	The Plan shall be managed and supervised by the Company's Board of Directors. Subject to any law, the Board of Directors shall be entitled to delegate the powers vested in it pursuant to this Plan, in whole or part, to a compensation committee appointed by it, in which case any reference to the Board of Directors in this Plan, with respect to the powers vested in it, shall be interpreted as referring to the Compensation Committee.

4.4	Subject to the provisions of any law, the Board of Directors, at its sole discretion, shall have the authority to determine with respect to any Offeree separately:

4.4.1	The number of options granted to the Offeree;

4.4.2	The Exercise Price of each Option;

4.4.3	The vesting period;

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4.4.4	The date of grant of the Options granted to the Offeree;

4.4.5	Selection of the taxation plan applicable

4.4.6	To accelerate, or to postpone (with the Offeree's approval) the vesting period and/or the Offeree's entitlement to exercise the options, in whole or part;

4.4.7	Any other matter required in the Company's Board of Directors' opinion for the Plan's operation;

These details shall be included in the Option Grant Deed delivered to any Offeree.

4.5	Any Exercise Share under an Option, which for any reason is not exercised and expires, will return to the Exercise shares pool under the Plan, as determined from time to time by the Board of Directors, and shall be re-issuable. The Company shall retain an adequate quantity of Company ordinary shares in its registered capital so that it shall be able at any given moment to comply with the exercise of Option Grant Deeds allocated under the Plan.

4.6	The Company may, at any time, at its sole discretion, change the terms of the Plan and/or to replace it and/or to terminate it with respect to future allocations, as it sees right. It is further clarified that the Company shall be entitled to change the terms of the Plan with respect to allocations performed to Offerees, as long as the terms of the Options already allocate as foregoing shall not be changed in a way that would materially adversely affect the Offerees' rights, without the Offerees' consent. The Company's Board of Directors shall determine at its sole discretion whether any change would materially adversely affect the Offerees' rights.

4.7	The Plan will be managed by the Board of Directors. The Board of Directors shall have full discretion on all matters related to all parameters required in order to implement the Plan, as well as full authority to interpret the provisions of the Plan or any part thereof, as well as the provisions of the Option Grant Deeds granted under the Plan.

4.8	All decisions and resolutions of the Board of Directors with respect to the Plan's implementation shall be final and shall bind all Offerees as well as any other holder of the Company's Option Grant Deeds.

4.9	This Plan exhausts all rights of the Offerees holding Option Grant Deeds or Exercise Shares under it. This Plan replaces and supersedes any right to shares and/or options that any of the Offerees had prior to joining the Plan.

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4.10	The Company's Board of Directors is empowered to grant certain Offerees Options with terms differing from those determined by the Plan, all as determined by the Option Grant Deed. Any terms not specifically determined in the Option Grant Deed shall be pursuant to the provisions of the Plan. In case of any contradiction between the provisions of the plan and the Option Grant Deed granted to the Offeree, the provisions of the Option Grant Deed shall prevail, subject to the Board of Directors' approval.

5.	The Offerees

5.1	Pursuant to the Plan, the Options shall be offered to the Offerees at the Board of Director's exclusive discretion. The Options shall be offered to the Offerees of the Company or of Related Companies on an individual and personal basis, subject to the provisions of any law, pursuant to the recommendation of the Company's CEO and the Board of Director's approval with respect to each and every Offeree, as long as: (1) Employees receive only a "102 Option"; (2) non-Employees receive only a 3(i) Option.

5.2	The Option Grant Deed shall be granted to any Offeree provided however that on the Grant Date as foregoing, such Offeree is an Employee or an Office Holder in the Company and/or a consultant contractually engaged with the Company or with a Related Company, and provided that he accepts and approves with his signature his unconditional agreement to the terms of allocation of the Options under the Plan.

5.3	It is clarified that Options granted pursuant to the provisions of Section 102 of the Ordinance shall not be granted to Offerees who are not Employees or Office Holders in the Company or in a Related Company and as long as they are not Controlling Shareholders in the Company or will become Controlling Shareholders in the Company following the allocation.

6.	Option Grant

6.1	Upon the recommendation of the Company's CEO, and following the approval of the Company's Board of Directors and any other approval required pursuant to any law, each Offeree shall be granted an Option Grant Deed subject to the Plan terms. The Option Grant Deed shall include details with respect to: (1) the number of shares under the Option granted to the Offeree; (2) the exercise price of each Option; (3) the vesting period; (4) the Grant Date; (5) the taxation plan applicable to the Option; and (6) any other matter necessary in the opinion of the Board of Directors.

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6.2	The Options granted to the benefit of an Offeree shall be allocated to the Trustee and shall be kept in trust to the benefit of the Offeree until the Options' Exercise Date. Notwithstanding the foregoing, the Company's Board of Directors, at its sole discretion, shall be allowed to determine that Options allocated not pursuant to Section 102 of the Ordinance, shall be directly held by the Offeree and not through a trustee, or that the vesting period in the Trustee's holding of such Options will be shorter.

6.3	Exercise Shares exercised by the Offeree and bonus shares, if any are allocated on account of the Exercise Shares allocated to the Offeree, shall also be held by the Trustee throughout the Lock-Up Period. Bonus shares allocated for Options or Exercise Shares allocated pursuant to Section 102 of the Ordinance, shall be subject to the provisions of Section 102 of the Ordinances and the rules thereunder for all intents and purposes.

6.4	A notice with respect to the grant of the Option Grant Deed shall be delivered to the Offeree and to the Trustee.

7.	Option Terms

7.1	The Options shall be granted to the Offerees either for consideration or for no consideration, as determined by the Company's Board of Directors.

7.2	Each Option will be exercisable into one Exercise Share. Each Option Grant Deed shall state the maximum number of Exercise Shares the Offeree is entitled to exercise at the lapse of the vesting period (hereinafter: the "Maximum Number of Shares").

7.3	Each Option Grant Deed shall state the Exercise Price of the Option into an Exercise Share.

7.4	It is hereby clarified that in the event that an Oferee is gramnted Certain Option Grant Deeds at different grant dates, the maturity date, exercise price etc. of each Option Grant Deed, shall be as set forth in the Option Grant Deed pursuant to which the Options were granted.

7.5	It is clarified that the Option Grant Deed shall not grant its holder any right to the Company's profits or any other right as a shareholder in the Company prior to the exercise of the Option into the Exercise Shares.

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7.6	The Offeree's entitlement to exercise the Option Grant Deed into Exercise Shares shall be formed throughout the exercise period of the Option, subject to the Offeree's continued employment or engagement with or by the Company. The maturity dates shall be as determined by the Option Grant Deed.

7.7	Option Grant Deeds not exercised into shares shall automatically expire within 10 (ten) years of the allocation date, or any other date set in the Option Grant Deed, and shall have no value (hereinafter: the "Expiry of the Exercise Period").

7.8	If the Company's engagement with the Offeree is terminated for any reason, the following shall apply:

7.8.1	If the engagement with the Offeree is terminated before he fully exercises the Option Grant Deed, then the Offeree shall be entitled to exercise all of the then vested Options not yet exercise by that date, within a period of 90 days from the date of the termination of the engagement. If Option Grant Deeds exercisable as foregoing are not exercised by the end of such 90 days period, then the Option Grant Deed shall expire and shall have no value. For the removal of doubt, in the 90-day period commencing as of the date of the termination of the engagement, the Offeree's entitlement to exercise the unvested Options into the Exercise Shares shall not continue to mature.

7.8.2	Unvested Options at the date of Termination of Engagement (un-vested options) shall automatically expire and shall have no force and effect.

7.8.3	Notwithstanding the provisions of Subsection 7.8.1 above, if the engagement is Termination of the Engagement for Special Causes as provided in Section 2.23 above, then all Options granted to the Offeree not yet exercised shall immediately expire, including any vested options, and shall be invalidated.

7.8.4	It is clarified that an Offeree with whom the engagement was terminated prior to the forming of his entitlement to the Maximum Number of Exercise Shares shall not be entitled to make the claim against the Company that he was prevented from continuing to cumulate Exercise Shares as of the Termination Of The Engagement until the accumulation of the Maximum Number of Share, and he shall not be entitled to any compensation for the shares that would have been cumulated to his benefit if it were not for the termination of the engagement with him.

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7.8.5	For the purposes of this Section 7, the term "Termination of Engagement" shall also include temporary termination of engagement due to the loss of earning capacity and retirement for reasons of age after the retirement age, as determined pursuant to the Retirement Age Law, 5764 - 2004.

7.9	It is prohibited to sell, assign, transfer, pledge, foreclose or make any other disposition in the Option Grant Deeds, except under a will or under the inheritance laws. The transfer of Option Grant Deeds pursuant to a last will or inheritance laws shall be valid and shall bind the Company only after it is issued approvals establishing, to the Company's satisfaction, the transferee's right, and only after receiving the transferee's written consent to comply with all provisions of the Plan and to pay all payments required in connection with the transfer of the Option Grant Deeds, in a form prepared by the Company.

7.10	Subject to all provisions of the Plan, no person except for the Offeree, shall have any rights in connection with the Option Grant Deeds allocated to the Offeree under the Plan and during the Offeree's lifetime the Options, granted in the Option Grant Deed, shall be exercisable solely by the Offeree.

7.11	Notwithstanding the foregoing, if an Offeree passes away, the then vested Option Grant Deeds bequeathed to his heirs shall be exercisable by the heirs or by the executor of the testator's estate, until the later of one year after the date of death or the last date on which the testator would have been entitled to exercise these. All or any Nonvested Option Grant Deeds bequeathed to heirs, on the date of death, shall expire and shall be invalidated.

7.12	For the avoidance of doubt it is hereby clarified that the Options and/or the Exercise Shares are special and unique benefits and that they are not and shall not be considered a salary component for any intent or purpose, including for the purpose of calculating severance pay pursuant to the Severance Pay Law, 5723 – 1963, and the regulations enacted under it.

7.13	Adjustments

In case of the distribution of a dividend in cash, bonus shares, issue of rights and consolidation of capital, the following rules shall apply:

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In case of the distribution of a dividend in cash, bonus shares, rights issue and consolidation of share capital, the following rules shall apply:

7.13.1	In case the Company distributes a dividend, as this term is defined in the Companies Law, in cash only, with the determining date for entitlement to the distribution of such dividend is after the grant date of the Option Grant Deed, the exercise price of the Options shall be adjusted so that the exercise price of the Options shall equal the previous exercise rate, without linkage differences, if any, on the effective date of the distribution, deducting the Net Distribution Amount (defined below) for each Exercised Share, however the exercise price shall not be less than the Company's shares' nominal value at that time, subject to the instructions of the Stock Exchange's as in effect from time to time. The adjustment of the exercise price as set forth herein above shall be subject to the receipt of all permits and approvals required pursuant to any applicable law, including the approval of the Tax Authority.

"Net Distribution Amount Per Share" means the amount of distribution by the Company for each share, minus the income tax amount deducted by the Company from Israeli resident individuals who are not material shareholders, as this term is defined in Section 88 of the Income Tax Ordinance [New Version] 5721 – 1961, pursuant to law.

7.13.2	If the Company distributes to its shareholders bonus shares, or in case of a stock split, each Offeree shall be entitled to receive when exercising the shares, in addition to the Exercise Shares resulting from the exercise of the Options, and for no additional payment, Exercise Shares in an amount to which he would have been entitled to if he had exercised its Options immediately prior to the issuance of the bonus shares, allowing it to participate in the issuance of the bonus shares. It is clarified that the exercise price of the Options shall not change in case of the issue of a bonus share, but that payment for each share shall decrease accordingly.

If the Company offers its shareholders any securities by way of a rights issue during the Exercise Period, the exercise price of the Option Grant Deeds shall not be adjusted, however the number of exercise shares under the Option Grant Deeds, yet to be exercised into the Exercise Shares, on the effective date for the rights offered in the rights issue (the "Effective Date") shall be adjusted in accordance with the benefit pursuant to the rights issue as reflected in the ratio between the price of the share as set on the Stock Exchange on the last trading day immediately prior to the "ex" day and the price of the share on the "ex-rights" day.

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If the Company consolidates the ordinary shares in its issued share capital into shares of a higher par value, or divides them in a subdivision into shares of a smaller par value, then the number of Exercise Shares allocated following the exercise of Option Grant Deeds will decrease or increase as relevant.

7.14	Without derogating from the foregoing, any grant of an Option shall be approved and implemented subject to the provisions of any law, as these may be in effect from time to time, including the Companies Law, the Securities Law and the regulations enacted under them.

8.	Exercise of the Options and Price

8.1	Without derogating from the provisions of Section 7.7 above and subject to the provisions of any law, the Option Grant Deeds will be exercisable by the Offeree at any time, commencing as of the lapse of the vesting period and until the lapse of the exercise period.

8.2	Insofar as pursuant to the regulations or instructions of the Stock Exchange or the provisions of any law, certain actions must be taken by the Offeree in order to exercise the Option, then the Offeree shall perform such necessary actions and the allocation of Exercise Shares in case of the Options' exercise shall be stipulated on performing such actions. Without derogating from the generality of the foregoing, as long as the Company is required pursuant to the provisions of the regulations and instructions of the Stock Exchange to allocate the shares in the name of a nominee company, the Company shall not be required to allocate the shares as long as it is not provided the Offeree's bank account details.

8.3	An Offeree desiring to exercise vested Options into shares shall submit to the Trustee and/or the Company a request in the format agreed upon with the Trustee and the Company (hereinafter: the "Exercise Notice"). Each Offeree submitting to the Trustee and/or the Company an Exercise Notice must state the number of Options that he desires to exercise. In the Exercise Notice, the Offeree shall be entitled to request only the exercise of that quantity of Options which pursuant to the provisions of this Plan he is entitled to exercise on the exercise date, in whole or part as he decides. An Offeree who desires to exercise his Options and to sell the Exercise Shares in the Stock Exchange shall be allowed to instruct the Trustee to transfer to the Company the exercise amount out of the sale's consideration.

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8.4	The date on which the Trustee and/or the Company receive, as required in the Option Grant Deed, an Exercise Notice meeting all the above conditions, shall be considered the exercise date for all intents and purposes (hereinafter: the "Exercise Date").

8.5	The exercise of the right under the Option is stipulated on paying the Company the exercise price in accordance with the exercise price stated in the Option Grant Deed, and the payment of all taxes as applicable on the Exercise Date. The Company shall allocate the Exercise Shares for the Option specified in the Exercise Notice pursuant to the Company's procedures and subject to the provisions of any law. In case of a grant pursuant to the provisions of Section 102 of the Ordinance, the share shall be allocated in the name of the Trustee who shall hold it pursuant to the provisions of Section 102 of the Ordinance.

8.6	Exercise Notices filed on dates that do not allow the exercise of the Option Grant Deed or that do not specify the correct or any number of shares shall not be accepted and shall have no effect. The Offeree, desiring to exercise Options he holds, shall sign any document required pursuant to any law or in the opinion of the Company or the Trustee for the purpose of allocating the shares pursuant to the Option terms.

8.7	No option exercise shall be performed on the effective date for a bonus share distribution, an offer by way of rights, a dividend distribution, a capital consolidation, capital split or capital reduction (each of the foregoing, hereinafter: a "Company Event"). If the "ex" day of a Company Event is before the effective date of a Company Event, the exercise of options on the "ex" day as foregoing shall not be possible.

8.8	Insofar as the exercise of the option into a share is a tax event, the exercise is stipulated on the Company being satisfied that tax had been or will be paid by the Offeree. The Company shall be allowed to demand from the Offeree in this case collaterals for the payment of tax.

8.9	An Option Grant Deed that was fully exercised shall be canceled and shall not grant the Offeree any right. An Option Grant Deed that was partially exercised shall be canceled to the extent that it refers to that exercised component.

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9.	Rights of the Exercise Shares

9.1	The Exercise Shares are the Company's ordinary shares and shall be equal in their rights for all intents and purposes to ordinary shares of that class already existing in the Company's capital. The foregoing shares shall be entitled to any dividend or other right the effective date for the right to receive occurs on the date of allocation of the Exercise Shares or following it.

9.2	As long as the Exercise Shares are registered in the Trustee's name, the dividend amount shall be paid to the Trustee (following deduction of tax as legally required) who shall transfer it to the Offeree following the deduction of tax at source as legally required.

9.3	For the avoidance of doubt it is hereby clarified that the Exercise Shares shall not be a separate class of shares but an integral part of the Company's ordinary share capital.

9.4	Any change in the Company's Articles of Association causing a change in the rights of its shares shall also apply to the Option Grant Deeds and to the shares allocated under this Plan, and the Plan's provisions shall apply mutatis mutandis as required by the change of the regulations.

9.5	Without derogating from the provisions of Section 7.7 above and subject to the provisions of the Company's Articles of Association and the provisions of any law (including a lock-up by the Stock Exchange), an Offeree shall be allowed, at any time, to instruct the Trustee to sell the Exercise Shares he holds in trust. An Offeree desiring to sell the Exercise Shares shall submit to the Trustee a written request in the format agreed upon with the Trustee (hereinafter: the "Sale Notice"). If the Offeree desires to sell his shares prior to the end of the Lock-Up Period, then the provisions of Section 102(b)(4) of the Ordinance shall apply (see Section 11.5 below).

10.	Taxation

10.1	The Options granted under the Plan may be granted pursuant to the provisions of Section 102 of the Ordinance, in a trustee plan, or Section 3(i) of the Ordinance. A grant to an employee and/or Office Holder, except for a Controlling Shareholder in the Company (as this term is used in Section 102 of the Ordinance) shall be performed and taxed pursuant to Section 102 of the Ordinance, and a grant to any non-employee, i.e. a consultant and/or officeholder who is a Controlling Shareholder (as this term is used in Section 102 of the Ordinance) shall be performed and taxed pursuant to Section 3(i) of the Ordinance.

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10.2	Any tax applicable to the Options and/or to their exercise into the Exercise Shares and/or to their sale and/or to the receipt of a dividend by their virtue shall apply to the Offerees alone, and in case of their death, to their heirs, without the Company bearing it directly or indirectly and without any requirement for the Company to gross it up. The applicable tax shall be deducted from the consideration of the sale on the date of obligation by the Trustee or the Company, as relevant.

10.3	In case the Company decides to grant Options pursuant to the provisions of Section 102 of the Ordinance, it has the option of selecting one of 2 taxation plans: (1) the capital profit plan through a trustee; (2) the work income plan through a trustee; (3) the work income plan, without a trustee. The Company intends to contact the Income Tax Commission with a request for its approval of allocation as part of the Plan pursuant to Section 102 of the Income Tax Ordinance in the capital profit plan. The Company does not undertake to apply to the Plan any specific taxation plan, and it shall be allowed to change its selection with regard to the taxation plan applied to future allocations, subject to any law.

10.4	An allocation shall be performed no earlier than 30 days after the date on which the Company files with the tax assessment officer a request for the approval of this Plan, unless the tax assessment officer's approval is received for the allocation of the Options before this 30-day period transpires.

10.5	Subject to receiving the commission's approval of this Plan, the tax liability of the Offerees pursuant to Section 102 of the Ordinance, from the sale of the Exercise Shares (or that of their heirs in case of death) shall be determined in this case pursuant to the provisions of Section 102 of the Ordinance and the Income Tax Rules (Tax Reliefs in Allocation of Shares to Employees), 5763 – 2003.

10.6	The tax liability of the Offerees pursuant to Section 3(i) of the Ordinance, from the sale of the Exercise Shares (or that of their heirs in case of death) shall be determined pursuant to Section 3(i) of the Ordinance.

10.7	Before the tax is paid, it shall not be possible to transfer, assign, pledge, foreclose or otherwise willingly pledge the Exercise Shares or the rights deriving from them, and no power of attorney or transfer Option Grant Deed shall be given for them, whether with immediate effect or with a future effective date, except for a transfer by power of a last will or pursuant to law and subject to the Plan's terms; in case the shares are transferred by power of a last will or pursuant to law as foregoing, then the provisions of Section 102, as relevant, shall apply to the Offeree's heirs or transferees.

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10.8	The results of any future change in the taxation arrangement applicable to the allocation of the Exercise Shares to the Offerees shall be applied to the Offerees pursuant to the provisions of any law, and they shall bear their full cost, unless explicitly determined otherwise in the changed arrangement.

10.9	Without derogating from the Offeree's duty to pay all taxes applicable pursuant to the foregoing, the Company and/or the Trustee, as relevant, shall be allowed to deduct tax at source pursuant to any law from all payments due to the Offeree (including dividend money, sale of Exercise Shares etc.) as well as amounts for fees, charges and other expenses which in the discretion of the Board of Directors and/or the Trustee are required pursuant to any law.

11.	Trust

11.1	The Options and/or Exercise Shares allocated under Section 102 to the Trustee to the benefit of an Offeree who is an Employee or an Office Holder, excluding a Controlling Shareholder in the Company (as this term is used in Section 102 of the Ordinance), shall be held in trust at least during the Lock-Up Period, and also after this period until the earlier of the date of the sale of the Exercise Shares or the date of the release of the shares from the trust.

11.2	The Options and/or Exercise Shares allocated to the Trustee to the benefit of an Offeree who is not an Employee or an Office Holder as foregoing shall be held in trust until the earlier of the date of the sale of the Exercise Shares or the date of the release of the Exercise Shares from the trust, this under the condition that the tax was paid on the exercise date of the Option Grant Deeds.

11.3	If the Offeree terminates is employment and/or service for the Company, then the Board of Directors shall be allowed to stipulate further holding of the Exercise Shares by the Trustee to the benefit of an Offeree on the Offeree's participation in the Trustee's fees.

11.4	If bonus shares are allocated for the Exercise Shares allocated to the Offeree, then the bonus shares shall be transferred by the Company to the Trustee. To such allocated bonus shares shall apply the provisions of Section 102 of the Ordinance and the rules enacted under it for all intents and purposes.

11.5	At the end of the Lock-Up Period, any Offeree (or his heir) shall be entitled to demand from the Trustee, at any time, to transfer to his name the Option or the Exercise Shares he is entitled to, or to sell the Exercise Shares as detailed below:

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11.5.1	The Offeree shall be entitled to give the Trustee an order in writing to sell the Exercise Shares, in whole or part, held in trust for him by the Trustee (hereinafter: a "Sale Order"). The Offeree shall send to the Company a copy of the Sale Order when delivering it to the Trustee. Upon receiving the Sale Order, the Trustee shall take those actions necessary in order to execute it, in coordination with the Company. The remainder of the consideration received from the sale (after deduction of taxes as foregoing and after deduction of the exercise price) shall be paid by the Trustee directly to the Offeree.

11.5.2	Alternatively, the Offeree may give the Trustee a written order to transfer the Exercise Shares under his name (hereinafter: a "Transfer Order"). The Offeree shall transfer to the Company a copy of the Transfer Order when delivering it to the Trustee. Upon receiving the Transfer Order, the Trustee shall take those actions necessary in order to execute it, in coordination with the Company. Subject to the payment of the full tax as foregoing to the Company's full satisfaction, and pursuant to the Trustee's instructions, the Company shall transfer the Exercise Shares to the Offeree's name.

12.	Change of Structure or Control

12.1	Without derogating from the provisions of Section 4.6 above, in any case of a Material Event, the Board of Directors, at its absolute discretion, shall be allowed to adjust and change the Options' terms under the Plan for all Offerees or for certain Offerees at the sole discretion of the Board of Directors, inter alia by: (a) accelerating the maturity dates with respect to Options that have yet to mature, so that it will be possible to exercise these immediately shortly before the occurrence of the Material Event; (b) replacing the vested Options with the securities of the buyer (or absorbing) corporation (hereinafter: the "Buyer Corporation") and/or of another corporation belonging to the Buyer Corporation's group of companies, or with financial or other compensation, as long as the conversion rate and/or the financial compensation are determined at a conversion rate determined for all shareholders. If the Buyer Corporation refuses to replace the Options with its securities and/or the securities of a corporation in its group, then the Company's Board of Directors shall be allowed to order the giving of financial compensation to the Option holders, equal in economic value to the consideration received by the other shareholders, with the required adjustments and deducting the exercise price.

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12.2	The non-vested Options shall expire shortly before the Material Event or shall be exercised pursuant to the Board of Directors' decision.

12.3	The Board of Directors shall be allowed to demand from the Offerees that they exercise all vested Options shortly before the occurrence of the Material Event, and any Option not exercised as foregoing shall expire and shall be invalidated.

13.	Changes in the Company's Share Capital

The offer of the Option Grant Deeds and/or the Exercise Shares allocated to the Offerees under them shall not restrict the Company in any way with respect to the creation of additional and/or other share classes in the future, including share classes preferable in any way to the ordinary shares currently in existence which are offered to the Offerees under this Plan, and shall not grant any of the Offerees any right to any compensation in case of the creation of such an additional share class or to the equalization of rights between share classes.

14.	The Plan's Period of Effect

The Option Plan shall be in effect commencing as of the date of the adoption of the Plan and until October 31, 2023. Notwithstanding the foregoing, the Options granted until the Plan's expiry date as foregoing, whether or not they matured by that date, shall remain in effect and shall not expire until their expiry date as provided in Section 7.7 above.

15.	Miscellaneous

15.1	The Board of Directors may, from time to time, terminate or change this Plan, at any time and in any manner as it sees right. In any case, subject to the provisions of Section 12 above, the terms of the Options already allocated shall not be changed in any change that adversely affects the rights of the Offerees, without the Offerees' approval, whether or not the Options matured. For the avoidance of doubt it is clarified that such a decision by the Board of Directors shall not stop the maturity period of Options granted before the Board of Directors' decision to terminate or change the Plan as foregoing.

15.2	This Plan does not constitute any direct or indirect undertaking by the Company towards the Offerees to continue employing any Offeree under the Plan as an employee and/or officeholder and/or consultant of the Company.

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15.3	Exclusive and sole jurisdiction in all matters related to this Plan and to the Options allocated under it shall be given to the court in Tel Aviv Jaffa, and the laws applied to it shall be the laws of the State of Israel.

15.4	Any consideration received by the Company as the result of the allocation and/or exercise of shares under this Plan may be used for any purpose at the decision of the Board of Directors, as made from time to time.

15.5	The terms of allocation of the Options under this Plan may differ from one Offeree to another, and may also differ between different allocation certificates applicable to a certain Offeree.

16.	Required Approvals

The activation of the Plan is subject to its filing with the Tax Authority and to any additional approval required by any law.

Kitov Pharmaceutical Holdings Ltd.

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